FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES MAY 2005

DISTRIBUTION OF $US 0.15

Calgary, Alberta – May 16, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$ 0.15 per trust unit will be paid on June 15, 2005 in respect of the May 2005 production.  The distribution will be paid in $US funds to unitholders of record at the close of business May 31, 2005.  The ex-distribution date is May 27, 2005.

Effective for distributions paid in 2005, the Canadian non-resident withholding tax will be applied to 100% of the distribution, to comply with recent proposed tax regulation changes.  The withholding tax rate is typically 15% for U.S. residents.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, President and CEO

The Equity Group

Telephone (403) 213-2507

Linda Latman (212) 836-9609

Fax  (403) 444-0100

Rob Greenberg (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com